FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corp. (“the Company”)
100 – 8900 Glenlyon Parkway
Burnaby, B.C.
Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

May 15, 2006

3.	PRESS RELEASE

The Company issued a news release through SEDAR and the Company’s website, and disseminated to shareholders on May 15, 2006.

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF), and Shionogi & Co., Ltd. announced today the Companies have entered into a Marketing and Supply Agreement to commercialize a rapid quantitative RAMP test in Japan for BNP (B-type natriuretic peptide), a proprietary cardiac marker test to assist in the diagnosis and management of congestive heart failure. The Companies also announced that the RAMP test for BNP received regulatory approval in Japan, allowing for its immediate market launch.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, May 15, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF), and Shionogi & Co., Ltd. announced today the Companies have entered into a Marketing and Supply Agreement to commercialize a rapid quantitative RAMP test in Japan for BNP (B- type natriuretic peptide), a proprietary cardiac marker test to assist in the diagnosis and management of congestive heart failure. The Companies also announced that the RAMP test for BNP received regulatory approval in Japan, allowing for its immediate market launch.

With exclusive rights to BNP diagnostics in Japan, Shionogi funded the development of the BNP test on Response Biomedical’s RAMP platform and secured Japanese regulatory clearance. Shionogi will market the clinical point-of-care diagnostic system, manufactured exclusively by Response Biomedical, both directly as well as through its own network of distribution partners under the trademark ‘SHIONOSPOT® BNP’.

“RAMP’s excellent correlation with Shionogi’s lab based test for this important congestive heart failure marker will position it well for commercial launch, ” said Bill Radvak, President and CEO of Response Biomedical. “The RAMP BNP Test is the only rapid, point-of-care product commercially available in Japan and has the potential to enjoy considerable market adoption.”

“The existing BNP assay MI02 SHIONOGI BNP is primarily marketed to mega clinical laboratories. However, market needs are growing for a point-of-care diagnostic and system that enables rapid quantitative testing. Shionogi believes the introduction of the new test and associated devices to meet these needs will further the contribution of BNP testing in assessing the clinical condition of heat failure patients,” said Motozo Shiono, President of Shionogi. “One of the target areas Shionogi focuses on in its prescription drugs is metabolic syndrome, primarily the hyperlipidemia treatment Crestor. The addition of the new BNP test and associated devices will enable Shionogi to contribute widely from diagnosis to treatment in the cardiovascular field.”

About Congestive Heart Failure:

Congestive heart failure (CHF) impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

About Shionogi & Co., Ltd.:

Shionogi & Co., Ltd. (www.shionogi.co.jp ), headquartered in Osaka, is one of the leading pharmaceutical companies in Japan. The Company recorded total net sales for fiscal year ended March 31, 2005 of approximately US$1.9 billion. Operating divisions are focused on prescription drugs, OTC products, and diagnostics. Shionogi has marketed RIA type BNP assay SHIONORIA® in Japan since 1994, and has marketed new non-RIA type BNP assay MI02 SHIONOGI BNP in Japan since 2004.

About Response Biomedical:

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer
100 – 8900 Glenlyon Parkway
Burnaby, BC V5J 5J8

Telephone:	(604) 456-6010
Facsimile:	(604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 15th. day of May 2006.